

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2012

David Schwartz
President and Director
Epsilon Corp.
7950 NW 53rd St., Suite 337
Miami, FL 33166

      Re: Epsilon Corp.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed April 17, 2012
             File No. 333-179321

Dear Mr. Schwartz:

We have reviewed your registration statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated April 5, 2012.

Prospectus Cover Page

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status; and
- Your election under Section 107(b) of the Act:
    - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
    - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Risk Factors

2.   We note your response to prior comment 3; however, the definition of a shell company under Rule 405 of the Securities Act includes companies with nominal operations and

assets consisting of cash and cash equivalents and nominal other assets. Given that your business is primarily prospective and that your assets as of December 31, 2011 consist solely of cash and cash equivalents, you may be considered a shell company, which restricts the ability to rely on Securities Act Rule 144, even after you cease being a shell. You should therefore include a risk factor in accordance with our comment.

State Securities Laws May Limit…, page 9

3.   Regarding your revisions in response to prior comment 2, please tell us the meaning of the last sentence in this paragraph. It is unclear how filing a Form 8-A affects your eligibility to terminate the registration of your stock under the Exchange Act.

Though We Intend to File…, page 12

4.   Please revise the third sentence of this risk factor to clarify your reporting obligations under Exchange Act Section 15(d). You should note that under Section 15(d), you have a reporting obligation during the fiscal year that your registration statement became effective.

Business Development, page 21

5.   The section of Note 1 to the financial statements that describes your business continues to indicate that your business plan "is to launch an on-line social network for startups in the high tech industry." We therefore reissue prior comment 5 requesting that you reconcile the disclosure with your Business Development section.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jonathan D. Strum, Esq.
        Law Offices of Jonathan D. Strum